EXHIBIT 10(g)(8)

LETTER AGREEMENT

February 21, 2001

Samuel H. Charlton, III
15910 Conners Ace Drive
Spring, Texas 77379

Dear Sam:

The purpose of this Letter Agreement is to confirm recent discussions concerning your transfer and relocation by Cleco Corporation to Alexandria/Pineville, Louisiana. We are pleased to extend this offer contingent on the following terms and conditions:

1.   Effective Date. Your effective date of transfer will be March 1, 2001.

2.   Relocation Allowance. You will receive two (2) months of your annual salary to help defray miscellaneous moving related expenses.

3.   Transportation of Household Goods. Cleco Corporation shall pay for or reimburse you for moving expenses incurred for relocating your family and household goods and other personal property.

4.   Real Estate Incentive. Cleco Corporation shall, at your request, purchase your principal residence for an amount equal to the greater of (i) the purchase price of such principal residence plus any capital improvements to the residence made by you, or (ii) the fair market value of such principal residence as determined by Cleco Corporation's usual relocation practice.

        Cleco Corporation shall reimburse you for all closing costs associated with the sale of your principal residence and your purchase of a new principal residence.

5.   Termination Incentives. At your election, but only in connection with any termination of employment with Cleco Corporation or any of its affiliates, Cleco Corporation shall purchase your new principal residence in the Alexandria/Pineville, Louisiana area under the same terms and conditions as set forth in Paragraph 4 above.

        Cleco Corporation shall pay or reimburse you for moving expenses incurred for relocating your family and household goods and other personal property to any location within the continental United States.

        Notwithstanding the foregoing, Cleco Corporation shall not be obligated under this Paragraph 5, unless within twelve (12) months after termination of your employment with Cleco Corporation or any of its affiliates, you have requested Cleco Corporation to purchase such new principal residence and you have actually relocated from the Alexandria/Pineville, Louisiana area.

6.   Modification of Existing Executive Employment Agreement: In addition to the benefits outlined in that certain Cleco Corporation Executive Employment Agreement (the "Agreement") between you and Cleco Midstream Resources LLC (the "Principal Employer"), attached hereto as Exhibit "A", following are enhancements which supercede said Agreement and to which Cleco Corporation agrees:

        a.   All payment made to Executive under Section 3.1e of the Agreement by the Company shall be grossed up by a factor of 65% to compensate Executive for any federal and/or state tax effects.

        b.   Section 4.3 Business Transaction. If Executive's employment with the Company and/or its Affiliates is involuntarily terminated (other than on account of cause as defined in Section 3.3 of the Agreement) in connection with a Business Transaction, then notwithstanding any other provision of this Letter Agreement to the contrary, the Company shall pay or provide to Executive the compensation described in Section 4.2 of that Agreement.

7.   Gross Up for Tax Purposes. To the extend that any allowances, reimbursements or payments made to you under Paragraph 2, 3, 4 and 5 of this Letter Agreement are subject to federal and/or state taxes, Cleco Corporation will gross up such allowances, reimbursements or payments by a factor of 65% to compensate you for any federal and/or state tax effect.

8.   Successors. This Letter Agreement shall be binding upon Cleco Corporation and any successor or assigns of Cleco Corporation and/or Cleco Midstream Resources LLC, whether by merger, sale, consolidation, joint venture or otherwise.

Enclosed are duplicate originals of this Letter Agreement. If acceptable, please acknowledge your acceptance by signing and returning one original to my attention.

Sincerely,

/s/ Darrell J. Dubroc
Darrell J. Dubroc
Senior Vice President

Agreed to and accepted this
   22   day of February, 2001.

/s/ S. H. Charlton, III
Samuel H. Charlton, III